Free Writing Prospectus

Filed on October 28, 2021 Pursuant to Rule 433

Registration Statement No. 333-229547

KIMBERLY-CLARK CORPORATION

$600,000,000 2.000% Notes due November 2, 2031

PRICING TERM SHEET

Dated October 28, 2021

Issuer:	Kimberly-Clark Corporation

Security Type:	Senior Notes

Offering Format:	SEC Registered

Principal Amount:	$600,000,000 of 2.000% Notes due November 2, 2031 (the “Notes”)

Maturity Date:	November 2, 2031

Coupon:	2.000%

Interest Payment Dates:	Semi-annually on May 2 and November 2, commencing May 2, 2022

Interest Record Dates:	April 18 and October 18

Price to Public:	99.586% of the principal amount

Benchmark Treasury:	UST 1.250% due August 15, 2031

Benchmark Treasury Yield:	1.566%

Spread to Benchmark Treasury:	48 bps

Yield to Maturity:	2.046%

Optional Redemption:

Prior to August 2, 2031 (the “Par Call Date”), the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of the principal on the Notes to be redeemed and interest thereon that would be due after the related redemption date if such Notes matured on the Par Call Date (provided, however, that, if such redemption date is not an interest payment date with respect to such Notes, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date) discounted, on a semi-annual basis, at the applicable treasury rate plus 10 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

On or after the Par Call Date, the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to 100% of principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

Change of Control:	Kimberly-Clark Corporation will be required to make an offer to repurchase the Notes at a price of 101% of the principal amount plus accrued and unpaid interest upon a Change of Control Repurchase Event.

Expected Settlement Date:	November 2, 2021 (T+3)

CUSIP:*	494368 CD3

ISIN:*	US494368CD38

Joint Active Lead Managers:	BBVA Securities Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC

Passive Lead Manager:	Morgan Stanley & Co. LLC

Senior Co-Managers:	HSBC Securities (USA) Inc. Standard Chartered Bank

Co-Managers:

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

ICBC Standard Bank Plc

Loop Capital Markets LLC

MUFG Securities Americas Inc.

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (No. 333-229547) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at 800-422-8692, Goldman Sachs & Co. LLC toll-free at 866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533 or RBC Capital Markets, LLC toll-free at 866-375-6829.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made against payment therefor on or about November 2, 2021, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

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